NEUBERGER BERMAN EQUITY FUNDS

INSTITUTIONAL CLASS

DISTRIBUTION AGREEMENT

SCHEDULE A

The Institutional Class of the Series of Neuberger Berman Equity Funds currently subject to this Agreement are as follows:

Neuberger Berman International Institutional Fund

Neuberger Berman Real Estate Fund

Date: December 30, 2005